NEWS RELEASE
TSX Venture Exchange Symbol SNV	April 30th, 2008

SONIC TO AMEND TERMS OF OUTSTANDING OPTIONS

Vancouver, CANADA - SONIC Technology Solutions Inc. (“SONIC” or “the Company”) today announced that it has determined to amend the terms of outstanding options held by directors and employees, amounting to approximately 3,090,000 options, by adjusting the exercise price to $0.25 per share. The transaction is subject to necessary approvals, including approval of the TSX Venture Exchange.

About SONIC

SONIC develops and markets Sonoprocess™ technologies utilizing sonic energy to create more sustainable processes. Sonic Environmental Solutions markets the Sonic Treatment System via licenced soil remediation partners, PetroSonic Energy Systems is developing heavy oil processes and SonoOil is developing improved oil sands processes. SONIC has also developed opportunities in BioSonic processing and materials processing.

Sonoprocess™ Technologies
• Sustainable • Efficient • Economic •

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For further information, please contact:
Adam Sumel, President and CEO	Tel: (604) 736-2552
SONIC Technology Solutions Inc.	Or Email: info@SONICTSI.com

www.SONICTSI.com